UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934


                             Pyramid Breweries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    747135101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 R. Martin Kelly
            Magic Hat Brewing Company & Performing Arts Center, Inc.
                           431 Pine Street, Suite G-14
                              Burlington, VT  05401
                                 (802) 658-2739

                                Howard I. Fischer
                         Basso Capital Management, L.P.
                        1266 East Main Street, 4th Floor
                           Stamford, Connecticut 06902
                                 (203) 352-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                        Magic Hat Brewing Company & Performing Arts Center, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Vermont

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                           PMID Merger Sub, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Washington

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                Independent Brewers United, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                      Basso Private Series LLC on behalf of Basso Series 3 (MHB)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                          Basso Multi-Strategy Holding Fund Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                                 Basso Fund Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           88.  SHARED VOTING POWER                         7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                             Basso Holdings Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                  Basso Capital Management, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                                   Basso GP, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                               Howard I. Fischer

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                                   Philip Platek

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                                     John Lepore

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
                                                                   Dwight Nelson

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          7,803,922
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     7,803,922

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,803,922

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  85.2%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

CUSIP NO. 747135101            SCHEDULE 13D

This Amendment No. 3 to the Schedule 13D is being filed with respect to Magic Hat Brewing Company & Performing Arts Center, Inc. ("Magic Hat"), Independent Brewers United, Inc. ("Parent"), Basso Private Series LLC on behalf of Basso Series 3 (MHB) ("Basso MHB"), Basso Multi-Strategy Holding Fund Ltd. ("Basso Multi-Strategy Holding Fund"), Basso Fund Ltd. ("Basso Fund"), Basso Holdings Ltd. ("Basso Holdings"), Basso Capital Management, L.P. ("BCM"), Basso GP, LLC ("Basso GP"), Howard Fischer, Philip Platek, John Lepore and Dwight Nelson. It is the initial Schedule 13D being filed by PMID Merger Sub, Inc. ("Merger Sub" and collectively with Magic Hat, Parent, Basso MHB, Basso Multi-Strategy Holding Fund, Basso Fund, Basso Holdings, BCM, Basso GP, Howard Fischer, Philip Platek, John Lepore and Dwight Nelson, the "Reporting Persons").

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of Pyramid Breweries Inc., a Washington corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 91 S. Royal Brougham Way, Seattle, WA 98134-1219.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Magic Hat, Merger Sub, Parent, Basso MHB, Basso Multi-Strategy Holding Fund, Basso Fund, Basso Holdings, BCM, Basso GP, Howard Fischer, Philip Platek, John Lepore and Dwight Nelson. All disclosures made in this filing are made pursuant to the best knowledge and reasonable belief of the Reporting Persons.

Magic Hat is a Vermont corporation with a principal business office address of 431 Pine Street, Suite G-14, Burlington, VT 05401. The principal business of Magic Hat is brewing and distributing beer. Magic Hat is a wholly-owned subsidiary of Parent.

R. Martin Kelly is the President and Chief Executive Officer of Magic Hat. Steve Hood is the Vice-President of Magic Hat. Alan S. Newman is the Chief Creative Officer of Magic Hat. Susan Dorey is the Secretary of Magic Hat. H. Kenneth Merritt, Jr. is the Assistant Secretary of Magic Hat. Each of Mr. Kelly, Mr. Hood, Mr. Newman and Ms. Dorey is a United States citizen with their principal business address at 431 Pine Street, Suite G-14, Burlington, VT 05401. Mr. Merritt is a United States citizen with his principal business address at 60 Lake Street, 2nd Floor, P.O. Box 5839, Burlington, VT 05402

Gregory Gatta is the Chairman of Magic Hat's Board of Directors. The other members of the Board of Directors are Mr. Kelly and Mr. Newman. The citizenship, principal business address and principal business of Mr. Kelly and Mr. Newman are set forth above. Mr. Gatta is a United States citizen and his principal business address is 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. Mr. Gatta's principal business activity is working for BCM.

Merger Sub is a Washington corporation with a principal business office address of 431 Pine Street, Suite G-14, Burlington, VT 05401. The principal business of Merger Sub is to hold the Shares acquired in the transactions described in Item
4. Merger Sub is a wholly-owned subsidiary of Parent.

R. Martin Kelly is the President and Chief Executive Officer of Merger Sub. Steve Hood is the Vice-President of Merger Sub. Alan S. Newman is the Chief Creative Officer of Merger Sub. Susan Dorey is the Secretary of Merger Sub. H. Kenneth Merritt, Jr. is the Assistant Secretary of Merger Sub. The citizenship, principal business address and principal business of Mr. Kelly, Mr. Hood, Mr. Newman, Ms. Dorey and Mr. Merritt are set forth above.

Mr. Gatta is the Chairman of Merger Sub's Board of Directors. The other members of the Board of Directors are Mr. Kelly and Mr. Newman. The citizenship, principal business address and principal business of Mr. Gatta, Mr. Kelly and Mr. Newman are set forth above.

Parent is a Delaware corporation recently formed to be a holding company for Magic Hat with a principal business office address of 431 Pine Street, Suite G-14, Burlington, VT 05401. The principal business of Parent is it wholly-owns Magic Hat and will, if the transactions described in Item 4 are completed, wholly-own the Issuer.

R. Martin Kelly is the President and Chief Executive Officer of Parent. Steve Hood is the Vice-President of Parent. Alan S. Newman is the Chief Creative Officer of Parent. Susan Dorey is the Secretary of Parent. H. Kenneth Merritt, Jr. is the Assistant Secretary of Parent. The citizenship, principal business address and principal business of Mr. Kelly, Mr. Hood, Mr. Newman, Ms. Dorey and Mr. Merritt are set forth above.

Mr. Gatta is the Chairman of Parent's Board of Directors. The other members of the Board of Directors are Mr. Kelly and Mr. Newman. The citizenship, principal business address and principal business of Mr. Gatta, Mr. Kelly and Mr. Newman are set forth above.

Basso MHB is a separate series of Basso Private Series LLC, a Delaware limited liability company with its principal place of business at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. The members of Basso Private Series LLC with an interest in Basso MHB are Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings, each of which is a Cayman Islands exempted company whose principal business address is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business of Basso MHB, Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings is investment management. Basso MHB may be deemed to be a control person of Parent by virtue of its ownership position in the equity securities of Parent. Each of Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings may be deemed to be a control person of Parent by virtue of its ownership of Basso MHB.

BCM is a Delaware limited partnership with its principal place of business at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. The principal business of BCM is providing investment advisory services to private investment vehicles. BCM, as the investment manager of Basso Multi-Strategy Holding Fund, Basso Fund and Basso Holdings, is deemed to be a control person with respect Parent as a result of the ownership position of Basso MHB in the equity securities of Parent.

The general partner of BCM is Basso GP. Basso GP is a Delaware limited liability company with its principal place of business at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. Basso GP, as the general partner of BCM is deemed to be a control person with respect Parent as a result of the ownership position of Basso MHB in the equity securities of Parent. The principal business of Basso GP is acting as general partner to BCM. The controlling persons of Basso GP are Howard Fischer, Philip Platek, John Lepore and Dwight Nelson.

Howard Fischer, Philip Platek, John Lepore and Dwight Nelson are United States citizens and their principal place of business is at 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902. The principal business of each of Howard Fischer, Philip Platek, John Lepore and Dwight Nelson is to act as a controlling person of BCM and Basso GP.

To the best knowledge of each of the Reporting Persons, solely with respect to itself, such person has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of each of Parent, Merger Sub and Magic Hat, none of Mr. Kelly, Mr. Hood, Mr. Newman, Ms. Dorey, Mr. Merritt or Mr. Gatta has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The amount of funds used for the purchase of 7,803,922 Shares purchased by Merger Sub in the Offer described in Item 4 below was approximately $21,546,662, representing the working capital of Merger Sub.

Item 4.  Purpose of Transaction
-------------------------------

On June 27, 2008, the Issuer, Parent, Merger Sub and Magic Hat entered into an Agreement and Plan of Merger (the "Merger Agreement") which was publicly disclosed by the Issuer on a Form 8-K filed on June 30, 2008 pursuant to which
(i) Merger Sub commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding Shares at a price per share of $2.75 (the "Offer Price").

The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of August 1, 2008. A total of 7,778,370 Shares (excluding Shares tendered under guaranteed delivery procedures) were validly tendered and not withdrawn, representing 84.9% of the outstanding Shares. Including the 56,780 Shares tendered under guaranteed delivery procedures, 85.2% of the outstanding Shares were tendered in the Offer. All shares that were validly tendered and not withdrawn were accepted for purchase in accordance with the terms of the Offer.

It is contemplated that Merger Sub will merge with and into the Issuer (the "Merger"), pursuant to which each outstanding Share not purchased in the Offer will be converted into the right to receive the Offer Price, except for those Shares held by the Issuer, Parent or Merger Sub, and other than those Shares with respect to which appraisal rights are properly exercised. Upon completion of the merger, the Issuer will become a wholly owned subsidiary of Parent and its Shares will no longer be traded on the NASDAQ.

The Merger Agreement contains customary representations, warranties and covenants of the parties. In particular, the Merger Agreement contains restrictions on the Issuer's ability to solicit third party proposals or provide information to, or participate in discussions with, third parties regarding competing proposals, subject to customary exceptions in certain limited situations.

The Issuer may terminate the Merger Agreement under specified circumstances in order to enter into a definitive agreement implementing a Superior Proposal (as defined in the Merger Agreement). If the Issuer terminates the Merger Agreement to enter into a Superior Proposal or if the Merger Agreement is terminated by Parent and Merger Sub under certain other specified circumstances, the Issuer is required to pay Parent and Merger Sub a termination fee equal to $1 million, plus the amount of expenses incurred by Parent and Merger Sub.

On August 4, 2008, R. Martin Kelly, Alan Newman and Gregory Gatta were appointed to the Issuer's Board of Directors. In addition, on August 4, 2008, Mr. Kelly was appointed as the Issuer's Chief Executive Officer and Mr. Newman was appointed as the Issuer's Chief Creative Officer. Mr. Kelly is the President and Chief Executive Officer of Magic Hat, Parent and Merger Sub. Alan Newman is the Chief Creative Officer of Magic Hat, Parent and Merger Sub. Mr. Kelly, Mr. Newman and Mr. Gatta each serve as Directors of Magic Hat, Parent and Merger Sub.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) As of August 1, 2008, there were 9,160,085 Shares issued and outstanding. Based on such information, after taking into account the transactions described in Item 4 above, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

Amount Beneficially Owned:

         Magic Hat - 0
         Merger Sub - 7,803,922
         Parent - 7,803,922
         Basso MHB - 7,803,922
         Basso Multi-Strategy Holding Fund - 7,803,922
         Basso Fund - 7,803,922
         Basso Holdings - 7,803,922
         BCM - 7,803,922
         Basso GP - 7,803,922
         Howard Fischer - 7,803,922
         Philip Platek - 7,803,922
         John Lepore - 7,803,922
         Dwight Nelson - 7,803,922

Percent of Class:

         Magic Hat - 0%
         Merger Sub - 85.2%
         Parent - 85.2%
         Basso MHB - 85.2%
         Basso Multi-Strategy Holding Fund - 85.2%
         Basso Fund - 85.2%
         Basso Holdings - 85.2%
         BCM - 85.2%
         Basso GP - 85.2%
         Howard Fischer - 85.2%
         Philip Platek - 85.2%
         John Lepore - 85.2%
         Dwight Nelson - 85.2%

Number of shares as to which such person has:

         Sole power to vote or to direct the vote

         Magic Hat - 0
         Merger Sub - 0
         Parent - 0
         Basso MHB - 0
         Basso Multi-Strategy Holding Fund - 0
         Basso Fund - 0
         Basso Holdings - 0
         BCM - 0
         Basso GP - 0
         Howard Fischer - 0
         Philip Platek - 0
         John Lepore - 0
         Dwight Nelson - 0

         Shared power to vote or to direct the vote

         Magic Hat - 0
         Merger Sub - 7,803,922
         Parent - 7,803,922
         Basso MHB - 7,803,922
         Basso Multi-Strategy Holding Fund - 7,803,922
         Basso Fund - 7,803,922
         Basso Holdings - 7,803,922
         BCM - 7,803,922
         Basso GP - 7,803,922
         Howard Fischer - 7,803,922
         Philip Platek - 7,803,922
         John Lepore - 7,803,922
         Dwight Nelson - 7,803,922

         Sole power to dispose or to direct the disposition of

         Magic Hat - 0
         Merger Sub -0
         Parent - 0
         Basso MHB - 0
         Basso Multi-Strategy Holding Fund - 0
         Basso Fund - 0
         Basso Holdings - 0
         BCM - 0
         Basso GP - 0
         Howard Fischer - 0
         Philip Platek - 0
         John Lepore - 0
         Dwight Nelson - 0

         Shared power to dispose or to direct the disposition of

         Magic Hat - 0
         Merger Sub - 7,803,922
         Parent - 7,803,922
         Basso MHB - 7,803,922
         Basso Multi-Strategy Holding Fund - 7,803,922
         Basso Fund - 7,803,922
         Basso Holdings - 7,803,922
         BCM - 7,803,922
         Basso GP - 7,803,922
         Howard Fischer - 7,803,922
         Philip Platek - 7,803,922
         John Lepore - 7,803,922
         Dwight Nelson - 7,803,922

(c) Except as set forth in Item 4 above, during the last 60 days none of the Reporting Persons have purchased or sold any shares of Common Stock.

(d) Not applicable.

(e) Magic Hat ceased to beneficially own more than 5% of the Shares as of August 1, 2008, the date upon which the Tender and Support Agreement entered into on April 29, 2008 by and between Magic Hat and certain shareholders of the Issuer (attached to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on June 2, 2008) was terminated.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

Except as set forth in this Item 6, to the best knowledge of each of the Reporting Persons, no Reporting Person or other person named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Issuer, Parent, Merger Sub and Magic Hat have entered into the Merger Agreement which is attached hereto as Exhibit 99.3 and is described in Item 4 above.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A:  Agreement between the Reporting Persons to file jointly

Exhibit 99.3 - Agreement and Plan of Merger, by and among Independent Brewers United, Inc., PMID Merger Sub, Inc., Magic Hat Brewing Company & Performing Arts Center, Inc., and Pyramid Breweries Inc., dated as of June 27, 2008 (filed with the Commission on Form 8-K by the Issuer on June 30, 2008 (incorporated by reference))

                                  SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2008

MAGIC HAT BREWING COMPANY & PERFORMING ARTS CENTER, INC.


By: /s/ R. Martin Kelly
    -----------------------
Name: R. Martin Kelly
Title: President and Chief Executive Officer

PMID MERGER SUB, INC.


By: /s/ R. Martin Kelly
    -----------------------
Name: R. Martin Kelly
Title: President and Chief Executive Officer

INDEPENDENT BREWERS UNITED, INC.


By: /s/ R. Martin Kelly
    -----------------------
Name: R. Martin Kelly
Title: President and Chief Executive Officer

BASSO PRIVATE SERIES LLC
on behalf of Basso Series 3 (MHB)

BASSO MULTI-STRATEGY HOLDING FUND LTD.

BASSO FUND LTD.

BASSO HOLDINGS LTD.

BASSO CAPITAL MANAGEMENT, L.P.

    By: Basso GP, LLC

            By: /s/ Howard Fischer
                -----------------------
                    Howard Fischer, as a member
                    of Basso GP, LLC, as General
                    Partner of BCM (the managing
                    member of Basso Private Series
                    LLC on behalf of Basso
                    Series 3 (MHB)

/s/ Howard Fischer
------------------
    Howard Fischer, individually and
    on behalf of Basso GP, LLC, as member


/s/ Philip Platek
-----------------
    Philip Platek


/s/ John Lepore
---------------
    John Lepore


/s/ Dwight Nelson
-----------------
    Dwight Nelson

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Pyramid Breweries Inc., par value 0.01 per Share, to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party. Dated: August 7, 2008

MAGIC HAT BREWING COMPANY & PERFORMING ARTS CENTER, INC.

By: /s/ R. Martin Kelly
    -----------------------
Name: R. Martin Kelly
Title: President and Chief Executive Officer

PMID MERGER SUB, INC.


By: /s/ R. Martin Kelly
    -----------------------
Name: R. Martin Kelly
Title: President and Chief Executive Officer

INDEPENDENT BREWERS UNITED, INC.

By: /s/ R. Martin Kelly
    -----------------------
Name: R. Martin Kelly
Title: President and Chief Executive Officer

BASSO PRIVATE SERIES LLC
on behalf of Basso Series 3 (MHB)

BASSO MULTI-STRATEGY HOLDING FUND LTD.

BASSO FUND LTD.

BASSO HOLDINGS LTD.

BASSO CAPITAL MANAGEMENT, L.P.

    By: Basso GP, LLC

            By: /s/ Howard Fischer
                -----------------------
                    Howard Fischer, as a member
                    of Basso GP, LLC, as General
                    Partner of BCM (the managing
                    member of Basso Private Series
                    LLC on behalf of Basso
                    Series 3 (MHB)

/s/ Howard Fischer
------------------
    Howard Fischer, individually and
    on behalf of Basso GP, LLC, as member

/s/ Philip Platek
-----------------
    Philip Platek

/s/ John Lepore
---------------
    John Lepore

/s/ Dwight Nelson
-----------------
    Dwight Nelson

SK 26348 0001 906892 v3